SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

This Report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, and its Registration Statement on Form S-8 (Registration No. 333-116429), filed with the Commission on June 14, 2004.

Press Release

For Immediate Release

OTI REPORTS FY 2004 SIX MONTH FINANCIAL RESULTS

Six-Month Revenues $9.9 Million (Up $167,000), Operating Cash Flow Reaches
Breakeven at $193,000, Continued Expansion in Key Markets

Cupertino, CA– August 26, 2004 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments, petroleum payments and other applications, today announced its consolidated financial results for the six months ended June 30, 2004.

Business developments in the first half include:
—	OTI and Atmel receive first commercial order to support MasterCard®PayPass™. OTI also anticipates orders for its card readers that will be used in conjunction with the PayPass card later this year.
—	China starts to launch electronic ID cards – incorporating OTI’s contactless technology.
—	OTI Africa signed an agreement with Sasol Oil, South Africa’s largest oil company, to create a network of sites equipped with OTI’s petroleum payment solution to service both the oil company- contracted and bank-contracted fleet market and the private motorist sector.OTI has already a wide installed base with BP in South Africa.
—	Revenues for the first six months of 2004 were up $167,000 to $9.9 million compared to the same period last year.
—	Cash flow from operating activity for 2004 six-month period was $193,000 compared to a negative cash flow of ($1.4) million in the same period last year.
—	Revenues from licensing and transaction fees combined with customer service and technical support were up 65% in the first six months compared to the same period last year.
—	$15.1 million were raised during the second quarter. Total cash and cash equivalents at June 30, 2004 was $29 million.
—	OTI is relocating its U.S. subsidiary to the East Coast to provide better support of our existing clients in the payments and SmartID markets and ensure easier access to our investor base. The new offices are located in Fort Lee, New Jersey.

Oded Bashan, President and CEO of OTI commented: “In the second quarter, we strengthened our position by raising additional capital and signing new strategic alliances. The company is now better positioned to advance in our main vertical markets – the SmartID, Payments and Petroleum payment solutions.”

“MasterCard’s PayPass represents a great advancement in contactless technology acceptance. After being involved with the project from its inception, we are starting to see the fruits of our labor with commercial orders of contactless microprocessor. We anticipate orders for the Saturn 5000 contactless reader later this year.”

“Expenses related to the raising of capital resulted in $2.1 million, shown in our P&L. The restructuring of our marketing support strategy has also added expenses and affected our results. We believe these activities will better position the company and contribute to a better stream of revenues in the future.”

“Despite delays in the implementation of some projects in the petroleum and payments markets, for reasons not dependent on OTI, revenues for the first six months were slightly up. As a result of such delays, our revenue mix for the first six months has changed and impacted our gross profit accordingly. In the last few weeks we began receiving orders from the petroleum and payments markets that were expected in the second quarter.”

Mr. Bashan added that: “Relocating OTI America’s offices to the East Coast will bring OTI closer to the investor base and clients in the ID and Financial markets. This will enable us to better support payment programs such as PayPass and SmartID projects. “

Financial Results

Revenues for the first six months increased to $9.9 million from $9.7 million for the same period of last year. Revenues for the second quarter were down to $4.6 million from $5 million in the same period last year. The decrease was due to the slower-than-expected implementation of several key projects in the petroleum and payment markets for reasons not dependent on OTI. In the last few weeks we are receiving orders that were expected in the second quarter. Gross Profit for first six months was down $1.32M to $4.0 million from $5.3 million in the first six months last year. The decrease is due to projects with relatively lower margins. The operating loss for the six months ended June 30, 2004 increased to $5.7 million from $1.1 million in the same period in 2003, mainly due to $2.1 million one time expenses related to raising of capital, $1.3 million decrease in gross profit and $613,000 increase in marketing expenses related mainly to marketing and advertising efforts as a result of our attempts to increase our presence mainly in China and another country in the Far-East and in relation to our efforts to promote major projects in the US.
Net loss increased to $5.9 million, from $1.9 million for the same period in 2003. The increase is mainly due to the increase in the operating loss.

Cash from operating activities for the six months period ending June 30, 2004 was $193,000 compared to a negative cash flow of $1.4 million for the same period last year. During the second quarter, $15.1 million were raised resulting in total balance of cash and cash equivalents of $29 million at June 30, 2004.

Recent business developments that advanced OTI towards its goal of becoming a leading provider of contactless microprocessor-based smart card solutions include the following:

—	OTI and SST signed VAR agreement to deploy OTI’s contactless payment readers in sports venues and retailers as part of SST’s PowerPay solution. “PowerPay”solution is a contactless payment and coalition marketing system targeted at merchants and sports teams and is installed at the Detroit Lions-Ford Field, Philadelphia Eagles-Lincoln Financial Field and Seattle Seahawks-Qwest Field.
—	OTI entered the U.S. healthcare market with MediSmartTM solution. OTI signed a distribution agreement with J4 Technologies, leading healthcare VAR. The medical card solution complies with DHHS guidelines.
—	In China, OTI sold its 50% stake in the e-Smart System Inc. joint venture to its partner, who is expected continue to distribute OTI’s micropayments and other products. The sale of OTI’s interest in the e-Smart System joint venture is expected to result in multiple strong marketing channels for OTI’s products in the Asian market by enabling OTI to focus on directly selling its SmartID products while e-Smart continues to distribute OTI’s micropayments and other products on a non-exclusive basis.
—	San Francisco’s Bay Area Rapid Transit District (BART) extended the use of its BART OTI smart card for its employee security access control applications at BART offices and stations.
—	OTI EasyFuel™ expanded its presence in Latin America. OTI signed an agreement with a Guatemalan based distributor following a successful field test. Fuelomaster, a Guatemalan company, will distribute EasyFuel throughout the country. Fuelomaster will target gas stations for fleets, as well as the retail gas station market.
—	OTI’S EasyPark system grows to 130,000 subscribers in 24 cities in Israel.
—	OTI Africa signed an agreement with Sasol Oil, South Africa’s largest oil company, to create a network of on-road retail convenience centers and sites equipped with OTI’s petroleum payment solution to service both the oil-company contracted and bank-contracted fleet market and the private motorist sector.
—	OTI and Hypercom Corporation will deliver world-leading “contactless” electronic card payment programs that add convenience, speed check-out and increase security. The companies’ combined technologies will help expand merchant and consumer use of contactless payment programs, such as MasterCard PayPass™, at U.S. retail countertops.
—	China starts to launch electronic ID cards – incorporating OTI’s contactless technology.Xinhua News Agency, the state and worldwide news agency in China, reported in April that “Within the first half of this year, 200,000 residents of Shanghai’s Jiading and Chongming districts will be issued new ID cards. After that, the new cards will be distributed throughout city, according to Zheng Shanhe, the deputy director of the Shanghai Public Security Bureau. Zheng said that by the end of 2008, the cards will be used nationwide.”

The Company has scheduled a conference call and simultaneous Web cast for Thursday, August 26, 2004, which will be hosted by Oded Bashan, President and CEO, Guy Shafran, CFO, and Ohad Bashan, Head of Global Marketing and President OTI America, for 11:00 AM EDT to discuss operating results and future outlook. To participate, call: 1-800-963-8290 (U.S. toll free), 1-800-931-5196 (Israel toll free), 0-800-182-1463 (Germany toll free), or 1-973- 409-9260 (standard international) ID Code: OTI. To attend the Web cast, use the following links:
Real Player Webstream Link:
http://orion.calleci.com/servlet/estreamgetevent?id=4185&folder=webstream
Windows Media Webstream Link:
http://orion.calleci.com/servlet/estreamgetevent?id=4183&folder=webstream

For those unable to participate, the teleconference will be available for replay until midnight September 1st by calling U.S: 877-519-4471 or International: 973-341-3080 and entering the PIN number # 5109857.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

(TABLES TO FOLLOW)

This press release contains forward-looking statements. These statements can be identified by their use of the words “will”, “anticipates” and “expects” and other similar expressions, as well as by such phrases as “starting to see” and “we believe”. Each of these statements is subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Jerry Cahn
Director of Corporate Communication, OTI	PortfolioPR
212 421 0333	212 736 9224
galit@otiglobal.com	pholm@portfoliopr.com / jcahn@portfoliopr.com

ON TRACK INNOVATIONS LTD.
CONSOLIDATED BALANCE SHEETS
US dollars in thousands, except per share data

	June 30 2004	June 30 2003	December 31 2003
	(Unaudited)	(Unaudited)	(Audited)

Assets
Current assets
Cash and cash equivalents	$28,980	$926	$9,712
Short-term investments	142	1,673	999
Trade receivables (net of allowance for doubtful accounts
of $ 283, $ 274 and $ 282 as of June 30, 2004, 2003 and
December 31, 2003, respectively)	3,071	2,174	3,223
Other receivables and prepaid expenses	1,372	1,086	881
Inventories	4,289	4,216	4,069

Total current assets	37,854	10,075	18,884

Severance Pay Deposits Fund	607	881	906

Property, Plant and Equipment, Net	5,620	6,087	5,770

Other Intangible Assets, Net	231	419	325

Goodwill	5,383	5,383	5,383
Total assets	$49,695	$22,845	$31,268

Liabilities and Shareholders' Equity
Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$2,189	$3,037	$1,751
Trade payables	3,202	2,566	3,339
Other current liabilities	3,459	1,572	2,624

Total current liabilities	8,850	7,175	7,714

Long-Term Liabilities
Long-term loans, net of current maturities	2,719	3,465	3,121
Convertible note	-	190	-
Accrued severance pay	1,282	1,405	1,130

Total long-term liabilities	4,001	5,060	4,251

Total liabilities	12,851	12,235	11,965

Shareholders' Equity
Ordinary share of NIS 0.1 par value: authorized -
30,000,000, 5,000,000 and 10,000,000 shares as of
June 30, 2004, 2003 and December 31, 2003, respectively;
issued and outstanding - 7,652,251, 2,312,622 and
4,778,715 shares as of June 30, 2004, 2003 and
December 31, 2003, respectively	182	63	119
Additional paid-in capital	82,459	49,296	59,965
Deferred stock compensation	(308)	(894)	(1,257)
Accumulated other comprehensive income	256	262	287
Accumulated deficit	(45,745)	(38,117)	(39,811)

Total shareholder's equity	36,844	10,610	19,303

Total liabilities and shareholders' equity	$49,695	$22,845	$31,268

ON TRACK INNOVATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
US dollars in thousands, except share and per share data

	Six months ended June 30		Three months ended June 30		Year ended December 31 2003
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues

Products	$8,551	$8,794	$3,924	$4,710	$17,245

Non-recurring engineering	117	195	5	21	284

Licensing and transaction fees	529	409	312	188	808

Customer service and

technical support	709	341	363	91	1,258

Total revenues	9,906	9,739	4,604	5,010	19,595

Cost of Revenues

Products	5,508	4,194	2,658	2,051	8,678

Non-recurring engineering	42	64	5	5	109

Customer service and

technical support	372	176	212	44	691

Total cost of revenues	5,922	4,434	2,875	2,100	9,478

Gross profit	3,984	5,305	1,729	2,910	10,117

Operating Expenses

Research and development	1,656	1,765	872	758	3,159

Less - participation by the

Office of the Chief Scientist	337	364	174	120	853

Research and development, net	1,319	1,401	698	638	2,306

Selling and marketing	2,760	2,147	1,465	1,181	4,092

General and administrative	3,355	2,767	1,871	1,494	5,853

Amortization of intangible assets	94	94	47	47	188

Expenses relating to raising

of capital	2,115	-	1,456	-	-

Total operating expenses	9,643	6,409	5,537	3,360	12,439

Operating loss	(5,659)	(1,104)	(3,808)	(450)	(2,322)

Financial expenses, net	(108)	(544)	(102)	(345)	(897)

Other income (expenses), net	22	(225)	48	(4)	(244)

Loss before income taxes	(5,745)	(1,873)	(3,862)	(799)	(3,463)

Taxes on income	(189)	-	(83)	75	(104)

Net loss	$(5,934)	$(1,873)	$(3,945)	$(724)	$(3,567)

Basic and diluted net loss

per ordinary share	$(0.98)	$(1.00)	$(0.57)	$(0.38)	$(1.52)

Weighted average number of
ordinary shares used in
computing basic and diluted
net loss per ordinary shares	6,024,452	1,876,942	6,928,584	1,902,396	2,354,254

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: August 27th, 2004